

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

<u>Via E-mail</u>
John W. McReynolds
President and Chief Financial Officer
Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

> **Re: Energy Transfer Equity, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 15, 2011**
> **File No. 333-175461**

Dear Mr. McReynolds:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment three in our letter dated August 8, 2011, and we have the following comments:

    - We note that you revised the minimum number of days Southern Union stockholders will have from the mailing of the election form to make their election from 20 business days to 20 days. Please confirm to us that Southern Union stockholders will have a minimum of 20 business days from the mailing of the election form to make their election and revise your disclosure accordingly; and

    - We note that you will announce the election deadline at least five business days prior to the anticipated closing of the merger. Please revise to disclose that election deadline will be at least five business days following the public announcement of the election deadline.

2. Please revise the disclosure under the headings "Important Note About This Document" and "Where You Can Find More Information" to add a new penultimate paragraph informing Southern Union's stockholders when they need to request documents forward incorporated by reference to timely receive such documents in advance of the election deadline.

Proposal 1 – The Merger, page 42

Background of the Merger, page 42

3. Please update to include discussions regarding the merger by the Southern Union Board or Special Committee since the filing of amendment no. 2 to the registration statement, including without limitation the affirmation from The Williams Companies on August 16, 2011 regarding its $44 per share proposal.

The Merger Agreement, page 98

Election Procedures, page 100

4. Please revise the disclosure under this heading and elsewhere, as applicable, to state that you will distribute a copy of the joint proxy statement/prospectus to all Southern Union stockholders when the election forms are mailed to them and to disclose that you and Southern Union will publicly announce the election deadline at least five business days prior to such deadline.

Material U.S. Federal Income Tax Consequences, page 123

5. We note that counsels' delivery of their tax opinions are conditions to Southern Union's obligation to effect the merger and that Southern Union may waive such conditions. Please confirm to us and disclose in the joint proxy statement/prospectus that Southern Union will recirculate and resolicit if any such condition is waived and the change in tax consequences is material.

6. Please revise the third paragraph to state that the discussion in the referenced subsection constitutes the opinion of the respective firms, instead of stating that the discussion is accurate in all material respects in a firm's opinion.

U.S. Federal Income Tax Consequences of the Merger, page 123

7. Please tell us whether you believe the matters enumerated in parts (i) through (iv) in the first paragraph are material tax consequences of the transaction. If any matter is a material tax consequence, then please disclose, in the joint proxy statement/prospectus,

why counsel cannot render an opinion on such matter, the possible outcomes of such matter and the risks to investors with respect to such matter.

8. We note that counsel is not rendering an opinion on the possible application of rules relating to constructive sales. However, the statement in the last sentence of the carryover paragraph on page 125 could be construed as counsel's opinion. If counsel does not intend to render an opinion on such issue, then please revise so the disclosure does not imply that one outcome is more likely to occur than another with respect to whether a stockholder of Southern Union has effected a constructive sale.

9. Please clarify how the results could be "materially more adverse," as stated in the first paragraph, third sentence on page 126.

10. The qualification of the merger under Section 721(a) of the Internal Revenue Code is a material tax consequence that counsel must opine on in connection with the registration statement. Accordingly, please revise to include such qualification as part of counsel's opinion and remove the statements that counsel "will render an opinion" and that counsel "assumes" that the merger qualifies under such section.

11. We note the instances described below in which counsel's opinion is subject to a degree of uncertainty because counsel uses the word "should" instead of "will" when providing its opinion. In the joint proxy statement/prospectus, please explain why counsel cannot provide an opinion with certainty subject to the assumptions and qualifications contained in the opinion, describe the degree of uncertainty and provide a risk factor setting forth the risks to investors associated with such uncertainty, including without limitation the impact on investors if the Internal Revenue Service or a court takes a contrary position to the position taken by counsel in its opinion.

    *   The qualification of the merger under Section 721(a) of the Internal Revenue Code.

    *   Southern Union stockholders will not recognize gain or loss upon the exchange of such stockholders' Southern Union common stock for your common units pursuant to the merger.

Certain U.S. Federal Income Tax Consequences of Receiving ETE Common Units in the Merger, page 127

Treatment of ETE as an Investment Company, page 127

12. Counsel must opine on, as of the effective date of the registration statement, your treatment as an investment company. Accordingly, please revise the second and third sentences of the third paragraph to clearly indicate that the discussion in the subsection represents counsel's opinion, and not your belief, regarding your treatment as an investment company as of the effective date of the registration statement. Additionally,

because such discussion represents counsel's opinion, counsel may not make an assumption on such matter. Accordingly, please revise the fourth paragraph.

13. We note that counsel's opinion regarding your treatment as an investment company is subject to a degree of uncertainty because counsel uses the word "should" instead of "will" when providing its opinion. In the joint proxy statement/prospectus, please explain why counsel cannot provide an opinion with certainty subject to the assumptions and qualifications contained in the opinion, describe the degree of uncertainty and provide a risk factor setting forth the risks to investors associated with such uncertainty, including without limitation the impact on investors if the Internal Revenue Service or a court takes a contrary position to the position taken by counsel in its opinion.

14. Please disclose the "facts" and "assumptions" that counsel's opinion is based on. If such "facts" and "assumptions" are contained in the letter filed as exhibit 8.2 to the registration statement or elsewhere in the registration statement, then please include a statement to such effect.

U.S. Federal Income Taxation of ETE and its Unitholders, page 130

15. Please disclose the "various assumptions and representations as to factual matters" that counsel's opinion is based on. If you elect to include such assumptions and representations in the letter filed as exhibit 8.1 to the registration statement or elsewhere in the registration statement, then please include a statement to such effect.

Exhibits 5.1

16. Please clarify in the second paragraph that the reference to the Delaware Revised Uniform Limited Partnership Act includes all applicable Delaware statutory provisions and reported judicial decisions interpreting these laws.

17. We note the statement in the third paragraph that the opinion speaks "as of the date hereof." The opinion must speak as of the effective date of the registration statement. Accordingly, please revise the aforementioned date qualification or re-file an execute opinion on the day the registration statement is declared effective, dated as of such date.

Exhibit 8.1

18. Please disclose the "various facts and assumptions," as stated in the second paragraph, that counsel's opinion is based on.

19. Please revise the penultimate paragraph to remove the implication that investors may not rely on counsel's opinion in connection with their evaluation of the transaction contemplated by joint proxy statement/prospectus. Such implication arises from the phrase "this opinion may not be… quoted or relied upon by any other person, firm or

other entity, for any purpose, without our prior written consent." The phrase "except that this opinion letter may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law" is insufficient for the purpose of clearly conveying to investors that they may rely on counsel's opinion.

20. Please revise the last paragraph to include counsel's consent to the discussion of its opinion in the prospectus and to the reliance on its opinion by Roberts & Holland LLP.

Exhibit 8.2

21. Please revise the penultimate paragraph to remove the implication that investors may not rely on counsel's opinion in connection with their evaluation of the transaction contemplated by joint proxy statement/prospectus. Such implication arises from the phrases "solely for your use" and "this opinion letter may not be… quoted or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent." The phrase "except that this opinion letter may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law" is insufficient for the purpose of clearly conveying to investors that they may rely on counsel's opinion.

22. Please revise the last paragraph to include counsel's consent to the discussion of its opinion in the prospectus and to the reliance on its opinion by Roberts & Holland LLP.

23. While counsel may state that it does not admit that it is an expert under Securities Act Section 7, counsel may not limit its liability under the Securities Act generally.

Exhibit 8.3

24. Please revise the fourth paragraph to state that the discussion in "—U.S. Federal Income Tax Consequences of the Merger" constitutes the opinion of Roberts & Holland LLP, instead of stating that the discussion is accurate in all material respects in such firm's opinion.

25. We note the statements in the penultimate paragraph that the opinion is limited to "the date hereof" and counsel's conclusions are based on the Code as in effect on "the date hereof." The opinion must speak as of the effective date of the registration statement. Accordingly, please revise the aforementioned date qualification or re-file an execute opinion on the day the registration statement is declared effective, dated as of such date.

26. Please revise the last paragraph to remove the implication that investors may not rely on counsel's opinion in connection with their evaluation of the transaction contemplated by joint proxy statement/prospectus. Such implication arises from the phrases "solely for your benefit" and "this opinion may not otherwise be used or relied upon by any other person other than you…or referred to without our prior written consent."

27. Please revise the last paragraph to include counsel's consent to the filing of its opinion as an exhibit to the registration statement and to the discussion of its opinion in the prospectus.

Exhibit 99.4

28. Please revise the cover page of the Election Form and Letter of Transmittal to advise Southern Union's stockholders that you will provide upon request copies of any documents incorporated by reference in the joint proxy statement/prospectus, including any documents you and Southern Union have filed under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act since the date of the joint proxy statement/prospectus. Please also add a cross-reference to the section of the joint proxy statement/prospectus that informs readers how they can request a copy of any such documents. Lastly, please specify the date by which such documents must be requested in order to receive timely delivery in advance of the election deadline.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any questions.

         Sincerely,

         /s/ Catherine T. Brown for

         Mara L. Ransom
         Legal Branch Chief

cc: Tom Mason
   Energy Transfer Equity, L.P.

   Sean Wheeler
   Latham & Watkins LLP